MEMORANDUM

TO:	John Ganley

FROM:	Joshua Deringer

DATE:	March 18, 2011

RE:	Registration Statement on Form N-2 of FEG Absolute Access TEI Fund LLC (“Registrant”) – 1940 Act File No. 811-22527

This memorandum summarizes the comments received from you on the above-referenced filing (the “Registration Statement”) and the Registrant’s responses. Capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Registration Statement of Registrant

1.           Please indicate in a footnote to the fee table that the Fund’s “Other Expenses” are estimated for the first fiscal year of the Fund’s operations.

Registrant will add the requested disclosure.

2.           “The Summary of Principal Terms – Mandatory Redemptions” section of the Registration Statement states that “the Board of Directors may cause the Fund to redeem the Interests of a Member” if, among other reasons, “it would be in the best interests of the Fund, as determined by the Board in its sole and absolute discretion, for the Fund to redeem such Interest.”  Please explain the legal basis for the Fund’s authority to mandatorily redeem an investor’s shares when the Board determines it is in the best interests of the Fund to do so.

The legal authority for such a redemption would be pursuant to Rule 23c-2 under the Investment Company Act of 1940.  The Registrant will add the following disclosure to the Registration Statement: “Any such redemption would be effected pursuant to, and in accordance with, Rule 23c-2 under the Investment Company Act.”

3.           The “Investment Objectives and Strategy” section of the Registration Statement describes the types of strategies that underlying Portfolio Funds may employ.  Please also describe the types of securities and investments in which the Fund and the Portfolio Funds may invest.

Relevant disclosure in this section will be revised to read as follows:

“Merger Arbitrage: Buying and selling securities in companies being acquired or involved in a merger transaction.  Generally, the Portfolio Fund Manager will take “long” positions in the stock of target company and “short” the acquiring company’s stock to lock in the spread between the two valuations. Portfolio Fund Managers may use leverage to enhance potential returns.

Fixed Income Arbitrage: Taking offsetting “long” and “short” positions in related fixed income securities and their derivatives whose values are mathematically or historically interrelated but may be temporarily dislocated.  Portfolio Fund Managers typically use a significant amount of leverage to increase returns.

Equity Market Neutral:  Taking offsetting “long” and “short” positions in equity securities structured to neutralize the impact of any market movements and thus capture pure security selection skill.  This strategy is often “equitized” by pairing it with exposure to an equity index to produce enhanced index returns.

Convertible Arbitrage: Buying “long” convertible bonds and selling “short” the related stock.  The complex pricing relationship of convertibles allows for arbitrage managers to exploit the pricing inefficiencies between the bond value component and the embedded stock option component that comprise a convertible bond’s total value.  Managers may further try to isolate specific pricing inefficiencies by hedging interest rate risk and credit risk through derivative securities.

Relative Value Arbitrage: Identifying and exploiting relative mispricings of related securities.  Relative Value Arbitrage Portfolio Fund Managers may invest in a wide variety of security types.   Typically, these situations exist due to financial stress, a complex capital structure or temporary dislocation in the markets.

Event-Driven: Investing in stocks or bonds of companies undergoing significant changes in their corporate life-cycle, including bankruptcy, restructuring, merger, acquisition, and spin-off of a division or subsidiary.  Event-driven investing also encompasses merger arbitrage, distressed, and special situations investing.

Notwithstanding the foregoing, there is no limit on the types of investments the Portfolio Funds may make. Accordingly, the descriptions in this section cannot be comprehensive.”

4.           The “Risk Factors – Regulatory Change” section of the Registration Statement discussed … the “Stop Tax Haven Abuse Act.”  Please provide the current status of the bill.  Please consider disclosing whether any regulatory changes anticipated as the result of Dodd-Frank Wall Street Reform and Consumer Protection Act will have any impact on the operations of the Fund.

The Registrant will revise the disclosure to provide an updated status of the tax legislation and consider adding appropriate additional regulatory risk disclosure.

5.           The Registration Statement provides that a prospective investor must be an "accredited investor" within the meaning of Rule 501 under the Securities Act of 1933.  The standards for an accredited investor set forth in the second sentence of this section, however, are inconsistent with those set forth in Rule 501.  Please review the second sentence to be consistent with Rule 501.

As noted to you, there was a typographical error in this definition.  Registrant has revised the definition of “accredited investor” on page 45 of the offering memorandum so that it reads as follows:  “A natural person must generally have (i) an individual net worth, or joint net worth with that person’s spouse, in excess of $1,000,000 (exclusive of primary residence), or (ii) an individual income (exclusive of any income attributable to that person’s spouse) in excess of $200,000 for each of the past two years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same individual income level, or the same joint income level, as the case may be, in the current year; and a company must generally have total assets in excess of $5,000,000.”

6.           Fundamental Policy 7 provides that the Fund may not invest more than 25% of its total assets in the securities of issuers in any single industry.  The final sentence of the investment policy states that the Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries.  In our view, although the Fund may invest in Portfolio Funds which concentrate, the Adviser and Fund may not ignore the concentration of underlying Portfolio Funds when determining whether the Fund is in compliance with its own concentration policy.  For example, in our view, it would be a violation of the Fund's concentration policy for the Fund to invest all its assets in Portfolio Funds that the Fund knows concentrate in a particular industry or group of industries.  Please add disclosure indicating that the Fund will consider the concentration of underlying Portfolio Funds when determining compliance with its concentration policy.

The Registrant will provide responsive disclosure.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.